

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Andrew Read
Chief Executive Officer
Tradewinds Universal
501 Mercury Lane
Brea, CA, 92821

> **Re: Tradewinds Universal**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2024**
> **File No. 333-276233**

Dear Andrew Read:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Amendment 1 to Registration Statement on Form S-1 Filed February 14, 2024

Certain Relationships, page 22

1. We note your response to prior comment 2; however, the first two bullets of this section continue to use transaction thresholds that are inconsistent with the requirements of Item 404(d) of Regulation S-K. Please revise.

General

2. We reissue previous comment 5 in its entirety. Please revise your management's discussion and analysis section according to previous comment 5 and identify the revisions made.

3. We note your response to previous comment 6 and reissue comment 6. Please revise your disclosure to fully address the comment, including, but not limited to, describing the

material terms of your agreement with the third party who conducts the manufacturing. Also clarify what you mean by the statement that you are "currently in production" for the manufacturing of your product.

 Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing